Exhibit 99.1

Dr. Reddy's Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills
Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel: + 91 40 4900 2900
Fax: + 91 40 4900 2999
Email: mail@drreddys.com
Web: www.drreddys.com

February 9, 2026

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub:	Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 - Change in Senior Managerial Personnel

Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”), we would like to inform that Mr. Sushrut Kulkarni has resigned from the position of Global Head of IPDO and Senior Management Personnel of the Company. He will cease to be in employment and as part of Senior Management Personnel of the Company, effective from the close of business hours on May 8, 2026. The resignation letter as received from Mr. Sushrut Kulkarni is annexed herewith.

The details required under Regulation 30 of the SEBI Listing Regulations, read with SEBI Circular No. HO/49/14/14(7)2025-CFD-POD2/I/3762/2026 dated January 30, 2026, is given in Annexure enclosed herewith.

This is for your information and records.

Thanking you,

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer and Head-CSR

Encl: as above

Annexure

Details under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with HO/49/14/14(7)2025-CFD-POD2/I/3762/2026 dated January 30, 2026

Sl. No.	Particulars	Details
1	Reason for change viz. ~~appointment, re-appointment,~~ resignation, ~~removal, death or otherwise;~~	Mr. Sushrut Kulkarni has resigned from the position of Global Head of IPDO and Senior Management Personnel of the Company to explore opportunities outside the Company.
2	Date of ~~appointment/re-appointment/~~cessation ~~(as applicable) & term of appointment/re-appointment~~	May 8, 2026
3	Brief profile (in case of appointment)	Not applicable
4	Disclosure of relationships between directors (in case of appointment of a director)	Not applicable

9th February, 2026

To,

Mr. Erez Israeli

Dr. Reddy’s Laboratories Limited

8-2-337, Road No-3, Banjara Hills,

Hyderbabad-Telangana-500034

Dear Erez,

Sub: Resignation

I am writing to formally resign from my position as Global Head of IPDO and Senior Management Personnel of Dr. Reddy’s Laboratories Limited, effective May 8, 2026, to explore opportunities outside the organisation.

I confirm that I will continue to support the Company during the notice period and ensure a smooth handover of responsibilities to facilitate the transition of my role. I would like to express my sincere appreciation for the opportunity to be part of the organization and wish the Company continued success in future.

Thanking you and regards,

Sushrut Kulkarni